June 26, 2006
Mr. Amit Pande
Assistant Chief Accountant
Securities and Exchange Commission
100 “F” Street N.E.
Washington, D.C. 20549
Dear Mr. Pande:
Below are our responses to your comments on Nuveen Investments’ 10-K filing for the fiscal year ended December 31, 2005 contained in your letter dated May 23, 2006. Additionally you requested certain supplemental information which we have included in this response.
Consolidated Statements of Income, page 34
1.	We note that you do not separately present the costs and expenses applicable to services on your Consolidated Statements of Income. Please tell us whether and how you track costs related to each of your separately presented revenue line items. Refer to Rule 5-01 and 5-03 of Regulation S-X.

We currently use the single-step income statement format for reporting income from continuing operations. All of our revenue is earned from providing advisory or distribution services for managed investment products. All of our operating expenses are in support of providing those services. For example, expenses related to providing advisory services generate both investment advisory fees and performance fees, two separate revenue line items. In addition, while we earn distribution revenue from the sale of certain of our managed products, our sales force sells other products for which no distribution fee is earned. Our sales force focuses not only on raising new assets, but also on supporting existing assets on which we earn investment advisory and performance fees.

Separately presenting costs specifically associated with the various reported revenue line items requires an allocation process that would involve estimates and judgment and would not accurately represent how the business is managed, nor consequently enhance the usefulness of the information to the reader. We believe the single-step format gives the reader the most useful information regarding the expenses related to operating our business and we intend to continue to supplement this presentation in the “Management’s Discussion and Analysis” section of our quarterly and annual financial reports.

Investments, page 37
2.	In the second paragraph on page 38 you disclose that the presented investment information does not include information related to consolidated fund investments of $28 million. Please tell us and revise future filings to disclose how you account for and classify investments held by consolidated funds during each of the periods presented.

Through our footnote disclosures on pages 38 and 39 in our December 31, 2005, annual report on Form 10-K, we disclose that the investment information presented does not include information related to consolidated fund investments of $28 million. We inform the reader that the $28 million of underlying investments relate to three funds managed by us but not yet offered for sale.

As part of our new product development process, we establish and seed closed-end exchange-traded funds and open-end mutual funds that we anticipate marketing to our customers. The timing of the launch of new products is dependent on the nature of the fund, the investment performance of similar products and overall market demand. There are certain funds that we begin to market almost immediately after seeding. Typically these products are seeded within one month of their public offering and therefore are not available to the public for a very short period of time. Other funds have a longer incubation period as we develop an investment performance track record. During the incubation period, we were the sole shareholder of these funds.

As a result of our being the only investor in the three funds referred to in our 2005 Form 10-K, we determined that the funds qualified as voting interest entities under FIN 46R. Pursuant to the guidance in ARB 51, Nuveen is required to consolidate these funds in its financial statements.

The consolidated funds are Registered Investment Companies (“RICs”) and follow the requisite RIC accounting rules. EITF 85-12 indicates that specialized industry accounting principles should be retained in consolidation. Therefore, we consolidate the “as reported” results of the funds in our financial statements. SFAS No. 115 does not apply to RICs. RIC accounting requires all investments be marked-to-market with gains and losses flowing through the income statement of the fund.

Our investment in these three funds is approximately $30 million. Because we consolidate the funds, their assets and liabilities are included throughout Nuveen’s balance sheet (within cash, receivables, payables, etc.). The $28 million included as an investment on our balance sheet represents the value of the underlying securities in which the fund is invested – not Nuveen’s investment in the funds. SFAS No. 115 does apply to Nuveen Investments, and defines trading securities as those for which there is frequent buying and selling with the objective of generating profits on short-term differences in price. Although these underlying fund investments would be classified as “trading” securities by the fund if the fund were to follow SFAS 115, we do not classify our investment in these funds to be “trading” investments in that our objective is not to buy or sell frequently nor is it to generate profits. Rather, our objective is to hold the fund investment until such time that it can be marketed to investors. Therefore, we believe it would be misleading to include these investments in a specific category in our SFAS No. 115 disclosure.

In future filings we propose expanding our footnote disclosure on the consolidated funds to include information related to the accounting for investments of the funds.

3.	We further note that you classify as trading and available-for-sale investments in securities which are part of product or portfolios that are not currently marketed but may be offered to investors in the future. Please tell us and revise future filings to clarify:
•	Your basis for classifying investments in securities as trading when they are part of products or portfolios that are not currently marketed to investors, considering the guidance in paragraph 12 of SFAS 115; and

•	How the investments in securities classified as trading differ from those that are classified as available-for-sale when they are part of products or portfolios that are not currently marketed.
In footnote 1 to our 2005 Annual Report, we classify as trading and available-for-sale investments in securities which are part of products and portfolios that are not currently marketed but may be offered to investors in the future.
•	We include in available-for-sale securities products that are not currently marketed but will be offered to investors in the future. Included in this category are our seed investments in our closed-end exchange-traded funds and open-end mutual funds. We are required to seed these investments prior to the initial offering of these investments to the public. Typically, these products are seeded within one month of their public offering and therefore, only for a very short period of time are these investments not publicly available. Once these investments have been marketed to investors, we are required to maintain the seed investment for a period of up to 7 years. In addition to our seed investments in our sponsored funds, we also have investments in certain managed account strategies that are not currently offered to investors. Similar to investments in the sponsored funds, these investments are typically offered to investors within a very short period of time. Once these strategies are available within our product offerings, we sometimes maintain our investment in the strategy for a period of time while the strategy achieves a certain scale. These investments do not meet the criteria as defined by SFAS No. 115 for “trading” or “held-to-maturity” and therefore our basis for classifying these investments as available-for-sale is paragraph 12(b) of SFAS No. 115, which states that investments not classified as trading securities nor as held-to-maturity securities shall be classified as available-for-sale securities.

•	We have an investment of approximately $10 million in one managed account strategy – that we classify as “trading” — that is not currently offered to investors and a launch date has not yet been established. This investment is in an emerging market strategy that based on its nature required a larger initial investment and was anticipated to be incubated for a longer period of time. Given the nature of this product, the securities in the portfolio turn with much greater frequency than our typical managed account. Therefore we believe this investment falls under the definition of “trading” securities (frequent buying and selling) and have classified it as such.

Revenue Recognition, page 39
4.	We note investment advisory fees are recorded net of any sub-advisory fees paid based on the terms of those sub-advisory arrangements. Please tell us the amount of sub-advisory fees paid in each of the years presented and your basis for recording investment advisory fee revenues net, considering the guidance in EITF No. 99-19.

The following information is provided for the three years ending December 31, 2005, 2004, and 2003 (in 000s):

	2005	2004	2003
Advisory fees net of fee waivers and expense reimbursements	$587,589	$506,306	$425,128
Sub-advisory fees	(27,926)	(30,492)	(20,281)

Investment advisory fees from assets under management	$559,663	$475,814	$404,847

Advisory fees are reported net of any fees that we have voluntarily waived, expense reimbursements on funds where we have capped the fees paid by fund shareholders and sub-advisory fees paid to unconsolidated third parties with whom we have established a contractual agreement to provide investment management services.
After applying the guidance in EITF No. 99-19, we have concluded that investment advisory fees from assets under management should be reported for the net amount earned. An indicator of net reporting is that the sub-advisor, and not Nuveen, is the primary obligor for providing investment advisory services to certain investors, as evidenced by requisite approval of all sub-advisory contracts by the fund’s board of directors. In addition, the sub-advisor is clearly listed in the initial prospectus and in subsequent annual reports as providing these services. Removal of a sub-advisor requires approval by either the fund’s board of directors or by a majority vote of the fund shareholders.
Further applying the guidance in EITF No. 99-19, we record advisory fees net because Nuveen does not have pricing discretion. Fund shareholders pay for services based on a fee schedule that has been approved by the fund’s board of directors – including the level of fees that will be paid to the sub-advisor. Lastly, in the development of a product, Nuveen sets the overall portfolio objectives (eg., asset appreciation or dividend income) along with the investing guidelines (eg. large-cap securities versus small-cap securities, investment grade bonds versus non-investment grade bonds). However the sub-advisor chooses the specific securities in a portfolio and makes all buy and sell decisions without any input from Nuveen.

Consistent with guidance given by the SEC at the 2005 AICPA National Conference on Current SEC and PCAOB Developments, we analyzed the ultimate customer for the advisory revenue stream. We determined that the fund investor was the ultimate customer which we believe also supports a net presentation.
In future filings we will include both the gross amount of advisory fees and the related sub-advisory fees that comprise the net results presented on the financial statements.
Goodwill, page 41
5.	In comment 22 of our letter dated December 22, 2004, we noted that goodwill was the third largest asset on your then current balance sheet and had requested expanded disclosures about your methodology for assessing goodwill impairment. We note that goodwill is the largest asset on your balance sheet as of December 31, 2005. Please tell us and clarify in your next periodic filing how reporting units are determined, how goodwill is allocated to these reporting units, and the assumptions and estimates used to test goodwill for impairment.

For purposes of the SFAS No. 142 goodwill impairment test, we have defined five reporting units:
(1)	corporate

(2)	managed accounts

(3)	mutual funds

(4)	closed-end exchange-traded funds

(5)	defined portfolios.
These reporting units are one level below our operating segment and were determined based on how we manage the business, including our internal reporting structure, management accountability and resource prioritization process.
Using a consistent methodology, we have assigned goodwill from our various acquisitions to the reporting units to which the acquired assets and liabilities have been assigned. We also took into account the synergistic effects of business acquisitions and assigned goodwill accordingly. Of the five reporting units defined above, goodwill has been allocated between managed accounts and mutual funds based on an analysis of the acquisitions that gave rise to the goodwill.
On an annual basis we prepare and document an analysis that determines if the fair value of each applicable reporting unit is greater or less than its carrying value. Determining the fair value requires the use of judgment in estimating future cash flows and relevant market multiples. The methodology used to determine the fair market value is to establish earnings before interest, taxes and amortization expense (EBITA) for each reporting unit and multiply EBITA by a multiple that is reflective of the asset management industry, the reporting unit’s performance during the valuation period and a qualitative assessment of the business risk of the reporting unit. Calculating EBITA requires that we establish a methodology to allocate shared costs across all reporting units (e.g., our sales and service teams distribute all Nuveen Investments’ products – therefore the costs have to be allocated across all product lines). Similarly, in order to determine the carrying value of each reporting unit, assets and liabilities, where necessary, were allocated across the reporting units.
We will continue to enhance our disclosure in our periodic filings concerning our reporting units, goodwill allocation and the assumptions used in our goodwill impairment testing.

Note 5 – Derivative Financial Instruments Related to Private Placement Debt, page 49
6.	We note that you were amortizing deferred gains and losses on derivative transactions, as well as debt issuance costs, related to the private placement debt to interest expense over the life of the debt. You further state that upon early repayment of the private placement debt you accelerated these deferred gains and losses. However we note that these amounts were recorded as Other Income/(Expense) as opposed to interest expense. Please clarify your accounting for these transactions specifying the authoritative accounting literature upon which you rely.

Upon early repayment of our private placement debt, we accelerated deferred gains and losses that were associated with the private placement debt, namely deferred gains and losses on derivative transactions as well as debt issuance costs. Amortization of deferred gains and losses up through the actual date of the early repayment of our private placement debt was reflected in net interest expense.

We determined that including the net $3.6 million gain resulting from the acceleration of deferred gains and losses arising from the early repayment of our private placement debt in interest income would be misleading to the readers of our financial statements. By reflecting this gain in miscellaneous non-operating income, we wanted to highlight the non-recurring nature of this item. We included in both Management’s Discussion and Analysis and the footnotes to the financial statements (Note 5) the exact amount and the nature of the gain.
Note 10 – Santa Barbara Asset Management Acquisition, page 59
7.	We note you acquired Santa Barbara Asset Management for $50 million in cash and recorded $.7 million of assets, $14.4 million of intangible assets and $52.9 million in goodwill. Please provide us the purchase price allocation and explain how you accounted for the acquisition of Santa Barbara Asset Management.

The following is a reconciliation of the total amount paid for the Santa Barbara acquisition to the related purchase price allocation:

Total amount paid: $49.8 million

Net book value of assets acquired:	$ 0.7 million
Estimated intangible assets:	$14.4 million
Goodwill:	$34.7 million

Total:	$49.8 million

As disclosed in footnote 10, page 60, of our December 31, 2005 annual report on Form 10-K, in addition to the goodwill recorded above, an additional $18.3 million was recorded as both goodwill and minority interest to reflect the fair market value of vested profits interests.

We acknowledge:
•	the company is responsible for the adequacy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commissions or any person under the federal securities laws of the United States.
If you have any questions or need additional information, please feel free to contact me at 312/917-6801 or peggy.wilson@nuveen.com.
Very truly yours,
Peggy Wilson
Senior Vice President, Finance
Cc: Matthew Komar, SEC Staff Accountant